Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Rezolve AI Limited on Form F-1 of our report dated December 4, 2023, which includes an explanatory paragraph as to Armada Acquisition Corp. I’s ability to continue as a going concern, with respect to our audits of the financial statements of Armada Acquisition Corp. I as of September 30, 2023 and 2022 and for the years ended September 30, 2023 and 2022, which report appears in this Prospectus, which is part of this Registration Statement. We were dismissed as auditors on August 21, 2024 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Registration Statement for the periods after the date of our dismissal. We also consent to the reference to our Firm under the heading “Experts” in such Registration Statement.

/s/ Marcum llp

Marcum llp

East Hanover, NJ

December 4, 2024